02033132

RECD S.E.C.
MAY 2 2002
070

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated: May 2, 2002

EPCOS AG

(Exact name of registrant as specified in its charter)

PROCESSED
MAY 15 2002
THOMSON FINANCIAL

ST.-MARTIN-STRASSE 53, D-81541 MUNICH, GERMANY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains:

- Press Release of May 2, 2002 (8 pages)
- Ad-hoc Publication of May 2, 2002 (1 page)

EPCOS

Electronic Parts and Components

Press Release For the Financial Press

May 2, 2002

EPCOS posts growth in new orders and sales

- New orders up 21% in Q2 2002
- Sales bottom out with 7% growth
- Earnings from operating activities improve by Euro 7 million
- Positive outlook confirmed for second half of 2002 and for fiscal 2003

"The upswing has already begun at EPCOS", said President and CEO Gerhard Pegam at today's press conference in Munich. "In the second quarter of fiscal 2002, we did slightly better than our forecasts, so we feel confident about the second half of the current year and 2003 as well."

Demand is reviving in all industries. Regionally, Asia boasts the highest growth rates. The American economy has recovered since September, and the forecasts for Europe are getting better.

Customers have largely eliminated the surplus inventories built up in 2001.

Second quarter of fiscal 2002

In Q2 2002 (January to March, 2002), **new orders** rose at a double-digit rate for the third time in succession, increasing by 21% sequentially from Euro 275 million to Euro 332 million.

The highest quarter-on-quarter growth was recorded in automotive electronics. In consumer electronics and telecommunications, new orders also rose at double-digit rates, while signs of stagnation can be seen in industrial electronics.

Regionally, the rise in new orders was steepest in Asia, where demand in entertainment electronics and the computer industry as well as in mobile phones is increasing at an encouraging pace. NAFTA also generated distinct, double-digit growth in new orders during the past quarter. Orders in Europe enjoyed double-digit growth as well.

EPCOS is back on the road to growth in terms of **sales** as well, which rose by 7% from Euro 318 million in Q1 2002 to Euro 338 million in Q2.

Corporate Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
D-81669 München
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Reference Number
EPCOS **006-0205-02e**

EBIT (earnings before interest and tax) amounted to Euro 3 million in Q2 2002 (Euro 6 million in Q1). Disregarding other income, earnings from operating activities improved by a good Euro 7 million in Q2, although price erosion was considerably more severe than in the previous quarter. This shows that cost-cutting measures are biting.

Net income amounted to about Euro 1 million in Q2 2002 (Euro 4 million in Q1); **earnings per share** were 2 eurocents (6 eurocents in Q1)

First half of fiscal 2002

Compared with the previous half-year (April to September, 2001), new orders rose by 67% from Euro 362 million to Euro 606 million in the first half of fiscal 2002 (October 2001 to March 2002), while sales fell by 18% from Euro 801 million to Euro 656 million during the same period.

In the first half of fiscal 2002, EBIT was positive at Euro 9 million, following a loss of Euro 18 million posted for the previous half-year as a result of restructuring charges. Net income for the first half of fiscal 2002 was positive at Euro 5 million (minus Euro 3 million in the second half of 2001).

Against the previous half-year, capital expenditure was scaled back from Euro 146 million to Euro 71 million. Research and development expenses for the first half of 2002 amounted to Euro 48 million (Euro 53 million in second half of 2001), equivalent to 7.4% of sales.

Business segments

In **Capacitors**, the largest segment, new orders climbed 30% quarter on quarter from Euro 82 million to Euro 107 million. Demand for tantalum, film and aluminum electrolytic capacitors is particularly strong in automotive electronics. Demand also revived in consumer electronics and lighting.

In the **Ceramic Components** segment, new orders climbed 28% to Euro 105 million in the second quarter (from Euro 82 million in Q1). This can primarily be attributed to strong demand for thermistors and varistors, ceramic sensors and systems for automotive applications, consumer electronics and household appliances. Demand for ceramic capacitors also recovered recently, but price erosion was particularly severe in this line of business. Surge arresters continue to suffer from the sluggish wireline telecommunications market.

In **Surface Acoustic Wave Components**, the seasonal consolidation expected in the mobile phone business led only to a moderate 3% increase in new orders to Euro 98 million

Corporate Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
D-81669 München
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

in the second quarter (from Euro 95 million in Q1). Sales dropped 7% to Euro 107 million (from Euro 115 million in Q1). A revival in SAW filters for consumer electronics (TV sets and cable modems) partially compensated for the slump in mobile phones.

Following more severe price erosion and a temporary slump in capacity utilization, EBIT fell to Euro 6 million (from Euro 13 million in Q1). In the coming quarters, EBIT margin is expected to improve once again as volumes rise, production ramps up for new products, price erosion slows down and savings are realized from relocation of manufacturing operations.

Although **Ferrites** made considerable progress with the restructuring program and new orders again improved, this segment is still suffering from low utilization of production capacity. The reason for this is the persistent and undiminished crisis in wireline telecommunications. At present, the negative effects of this can only be partially compensated with new business in lighting, consumer electronics and data systems.

Negative EBIT of Euro 13.9 million in the first half of fiscal 2002 still bore the strain of relocation costs, but a significant reduction of loss is expected in the second half of the year as the Ferrites segment keeps adapting. As a result of ongoing relocation, for example, the availability of part of the product spectrum is restricted at present. Several sintering ovens are being transferred to or set up in India. Full production capacity will be again available from June. This will improve EPCOS' ability to ship ferrites in volume, on time and at competitive prices.

"We are continuing to pursue our goal of putting Ferrites back in the black in the course of fiscal 2003", said Pegam.

Outlook

The foundation for the short and medium-term forecasts made at the Annual General Meeting on March 6 has become even more solid. Nevertheless, setbacks cannot be ruled out at one point or another.

However, EPCOS expects the broad revival in business in all industries and regions to spur further growth in sales and earnings in the coming quarters. As a result of the weak first half, sales for fiscal 2002 as a whole will be about 20% to 30% lower than in the previous year; double-digit EBIT is expected.

"The upward trend will continue and consolidate in the current and especially in the coming fiscal year. So for fiscal 2003, we anticipate double-digit growth in sales and earnings", said Pegam.

Corporate Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
D-81669 München
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

About EPCOS

EPCOS AG, a manufacturer of passive electronic components headquartered in Munich, is market leader in Europe and number two worldwide. EPCOS supplies some 40 000 different products to more than 15 000 customers and operates design, manufacturing and marketing facilities in Europe, the Americas and Asia Pacific. Business fields in which EPCOS is the world's leading vendor account for about half of sales. EPCOS is one of the few global players to cover virtually the entire spectrum of passive electronic components, offering customers one-stop shopping for all their needs.

In fiscal 2001, EPCOS posted net income of Euro 149 million on sales of Euro 1.91 billion. At September 30, 2001, the company employed some 13 000 people worldwide.

Passive components are found in every electrical and electronic product – from telecommunications through automotive and industrial applications to consumer electronics. They are needed to process electrical signals, protect electronic circuitry and control energy supplies.

N.B. All financial data has been compiled to US GAAP and is not audited except for data at September 30, 2001.

Information on live transmission of conference call

On May 2, 2002, the Management Board of EPCOS will inform analysts and investors of business performance in the second quarter of fiscal 2002 in a conference call starting at 4 p.m., Central European Time, 10 a.m., US Eastern Standard Time. This can be heard live at the EPCOS website (www.epcos.com/conferencecall). A transcript of the conference call will be available for downloading from 5 p.m. (CET).

Corporate Communications
EPCOS AG
Dr. Heinz Kahlert
St.-Martin-Str. 53
D-81669 München
Phone +49 89 636-21321
Fax +49 89 636-23549
heinz.kahlert@epcos.com

Reference Number
EPCOS **006-0205-02e**

EPCOS

Electronic Parts and Components

Key figures 2nd Quarter and 6 Months ended March 31, 2002

(unaudited)

Orders received	2nd Quarter	+/-	2nd Quarter	6 Months ended	+/-	6 Months ended
euro mn	2002	%	2001	2002	%	2001
Capacitors	107	-34	162	189	-53	402
Ceramic Components	105	1	105	187	-36	292
SAW Components	98	456	18	194	-20	241
Ferrites	22	59	14	37	-45	68
Consolidation	*0*		*-1*	*-1*		*-1*
EPCOS Group	**332**	**12**	**297**	**606**	**-39**	**1001**

Net sales	2nd Quarter	+/-	2nd Quarter	6 Months ended	+/-	6 Months ended
euro mn	2002	%	2001	2002	%	2001
Capacitors	117	-40	195	213	-41	358
Ceramic Components	96	-38	154	185	-42	320
SAW Components	107	-22	137	222	-35	340
Ferrites	20	-57	45	38	-57	88
Consolidation	*0*		*-1*	*-1*		*-2*
EPCOS Group	**338**	**-36**	**530**	**656**	**-41**	**1104**

EBIT	2nd Quarter	+/-	2nd Quarter	6 Months ended	+/-	6 Months ended
euro mn	2002	%	2001	2002	%	2001
Capacitors	3.2	-94	49.4	3.5	-96	78.8
Ceramic Components	0.0		29.6	0.3		67.2
SAW Components	6.1	-64	16.9	18.7	-74	73.3
Ferrites	-6.7		3.5	-13.9		6.9
EPCOS Group	**2.6**	**-97**	**99.4**	**8.6**	**-96**	**226.2**

EBIT, % of sales	2nd Quarter		2nd Quarter	6 Months ended		6 Months ended
	2002	%	2001	2002	%	2001
Capacitors	2.7		25.3	1.6		22.0
Ceramic Components	0.0		19.2	0.2		21.0
SAW Components	5.7		12.3	8.4		21.6
Ferrites	-34.4		7.7	-36.8		7.8
EPCOS Group	**0.8**		**18.7**	**1.3**		**20.5**

Capex	2nd Quarter	+/-	2nd Quarter	6 Months ended	+/-	6 Months ended
euro mn	2002		2001	2002		2001
Capacitors	3	-88	22	25	-32	37
Ceramic Components	1	-97	19	16	-67	49
SAW Components	11	-64	31	23	-78	104
Ferrites	2	-65	6	4	-61	11
Consolidation	*1*		*0*	*3*		*2*
EPCOS Group	**18**	**-77**	**78**	**71**	**-65**	**203**

Net income	2nd Quarter	+/-	2nd Quarter	6 Months ended	+/-	6 Months ended
euro mn	2002	%	2001	2002	%	2001
EPCOS Group	**1.3**	**-98**	**62.6**	**5.3**	**-97**	**151.9**

(Annnex to press information May 2nd, 2002)

EPCOS

Electronic Parts and Components

EPCOS Statement of income, 2nd Quarter and 6 Months ended March 31, 2002

(unaudited) (euro in thousands, except share and per share data)

	2nd Quarter		6 Months ended	
	31.03.2002	31.03.2001	**31.03.2002**	31.03.2001
Total net sales	**338,477**	530,412	**656,496**	1,104,485
% Change vs. Previous year	***-36.2%***	*20.2%*	***-40.6%***	*36.3%*
Cost of goods sold	**277,748**	364,636	**539,692**	751,240
Gross profit	**60,729**	165,776	**116,804**	353,245
% of sales	***17.9%***	*31.3%*	***17.8%***	*32.0%*
Research and development expenses	**22,230**	20,998	**48,291**	40,674
Marketing and selling expenses	**33,954**	37,438	**67,359**	72,708
General and adminstrative expenses	**3,940**	5,697	**7,197**	8,850
Operating income	**605**	101,643	**-6,043**	231,013
Interest income (-expense), net	**-1,812**	-1,703	**-2,687**	-1,069
Other income, net	**1,990**	-2,318	**14,623**	-4,863
Income before income taxes and minority interest	**783**	97,622	**5,893**	225,081
Provision for income taxes	**508**	-34,679	**-534**	-72,611
Minority interest	**13**	-321	**-15**	-559
Net income	**1,304**	62,622	**5,344**	151,911
% of sales	***0.4%***	*11.8%*	***0.8%***	*13.8%*
% Change vs. Previous year	*-97.9%*	*15.7%*	*-96.5%*	*65.3%*
Net income per share basic	**0.02**	0.96	**0.08**	2.33
Weighted average number of shares basic	**65,284,469**	65,275,723	**65,292,320**	65,279,143

(Annex to press information May 2nd, 2002)

EPCOS

Electronic Parts and Components

Balance Sheet

(unaudited) euro in thousands

	31.03.2002	30.09.2001
Assets		
Cash and cash equivalents	48,809	37,734
Accounts receivable, net	204,564	233,807
Inventories, net	228,724	237,843
Prepaid expenses and other current assets	52,542	43,335
Deferred income taxes	15,078	13,682
Total current assets	**549,717**	**566,401**
Property, plant and equipment, net	792,611	802,803
Intangible assets, net	33,007	24,879
Deferred income taxes	17,964	7,113
Other assets	18,642	16,540
Non-current assets	**862,224**	**851,335**
Total assets	**1,411,941**	**1,417,736**

Liabilities and Shareholder`s Equity		
Accounts payable	113,682	145,892
Accrued expenses and other current liabilities	189,192	228,745
Short-term borrowings	133,035	109,785
Current portion of long-term debt	17,344	17,103
Deferred income taxes	14,950	5,520
Total current liabilities	**468,203**	**507,045**
Long-term debt, excluding current installments	65,609	49,659
Pension liabilities	106,014	100,923
Deferred income taxes	13,006	12,380
Other liabilities	48,691	49,308
Minority interest	2,940	3,164
Total liabilities	**704,463**	**722,479**
Shareholders` equity	**707,478**	**695,257**
Total liabilities and shareholders` equity	**1,411,941**	**1,417,736**

(Annex to press information May 2nd, 2002)

EPCOS

Electronic Parts and Components

Net Cash Flow, 6 Months ended March 31, 2002

(unaudited) euro in thousands

	6 Months ended	
	31.03.2002	31.03.2001
Net income	**5,344**	151,911
Depreciation and amortization	82,455	76,508
Other adjustments	-2,850	12,465
Change in net current assets	-38,441	-106,978
Net cash provided by operating activities	**46,508**	**133,906**
Net capital expenditures	-67,314	-197,356
Acquisitions	-1,947	-834
Net cash used in investing activities*	**-69,261**	**-198,190**
Net cash flow	**-22,753**	**-64,284**

* without change of financial receivables to Siemens

(Annex to press information May 2nd, 2002)

Ad-hoc Meldung vom 2. Mai 2002 (Q2)

EPCOS wächst bei Auftragseingang und Umsatz

Im 2. Quartal 2002 (Jan. bis März 2002) stieg der Auftragseingang um 21 Prozent von 275 Millionen Euro auf 332 Millionen Euro. In allen Abnehmerbranchen belebt sich die Nachfrage, am stärksten in der Automobilelektronik. Auch in der Konsumelektronik und in der Telekommunikation ist der Auftragseingang im zweiten Quartal zweistellig gestiegen, während in der Industrieelektronik Anzeichen für eine Stagnation zu sehen sind. Regional stieg der Auftragseingang am stärksten in Asien, wo sich neben dem Mobilfunkgeschäft auch die Nachfrage seitens der Hersteller von Unterhaltungselektronik und PCs gut entwickelt. Auch in der NAFTA hat der Auftragseingang im letzten Quartal deutlich zweistellig zugelegt. In Europa war das Auftragsplus ebenfalls zweistellig.

Im Umsatz ist EPCOS mit plus 7 Prozent gegenüber Vorquartal wieder auf Wachstumskurs. Nach 318 Millionen Euro im 1. Quartal 2002 wurden im 2. Quartal 2002 338 Millionen Euro erlöst. Das Ergebnis vor Zinsen und Steuern (EBIT) betrug im 2. Quartal 2002 3 Millionen Euro (VQ: 6 Mio. Euro). Ohne Berücksichtigung von Sondererträgen konnte damit im 2. Quartal 2002 das operative Ergebnis um gut 7 Millionen Euro verbessert werden, obwohl der Preisrückgang erheblich stärker war als im Vorquartal. Das Ergebnis nach Steuern belief sich im 2. Quartal 2002 auf rund 1 Million Euro (VQ: 4 Mio. Euro), der Gewinn je Aktie betrug 0,02 Euro (VQ: 0,06 Euro).

Aufgrund der breiten Geschäftsbelebung in allen Branchen und Regionen erwartet EPCOS in den kommenden Quartalen weitere Zuwächse bei Umsatz und Ergebnis. Für das gesamte Geschäftsjahr 2002 wird der Umsatz aufgrund des schwachen ersten Halbjahres etwa 20 bis 30 Prozent unter dem Vorjahreswert liegen. Dabei wird ein zweistelliges EBIT erwartet.

EPCOS posts growth in new orders and sales

In Q2 2002 (January to March, 2002), **new orders** rose by 21% sequentially from Euro 275 million to Euro 332 million. Demand is reviving in all industries. The highest quarter-on-quarter growth was recorded in automotive electronics. In consumer electronics and telecommunications, new orders also rose at double-digit rates, while signs of stagnation can be seen in industrial electronics. Regionally, the rise in new orders was steepest in Asia, where demand in entertainment electronics and the computer industry as well as in mobile phones is increasing at an encouraging pace. NAFTA also generated distinct, double-digit growth in new orders during the past quarter. Orders in Europe enjoyed double-digit growth as well.

EPCOS is back on the road to growth in terms of **sales** as well, which rose by 7% from Euro 318 million in Q1 2002 to Euro 338 million in Q2. **EBIT** (earnings before interest and tax) amounted to Euro 3 million in Q2 2002 (Euro 6 million in Q1). Disregarding other income, earnings from operating activities improved by a good Euro 7 million in Q2, although price erosion was considerably more severe than in the previous quarter. **Net income** amounted to about Euro 1 million in Q2 2002 (Euro 4 million in Q1); **earnings per share** were 2 eurocents (6 eurocents in Q1)

EPCOS expects the broad revival in business in all industries and regions to spur further growth in sales and earnings in the coming quarters. As a result of the weak first half, sales for fiscal 2002 as a whole will be about 20% to 30% lower than in the previous year; double-digit EBIT is expected.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

EPCOS AG
(Registrant)

Dated: May 1, 2002

By: ______________________
Name: Mr. Peter Knoll
Title: General Counsel EPCOS AG